

July 23, 2015

Charles W. Allen
Chief Executive Officer
Bitcoin Shop, Inc.
1901 N Moore Street, Suite 700
Arlington, VA 22209

      Re: **Bitcoin Shop, Inc.**
                 Registration Statement on Form S-1
                 Filed June 26, 2015
                 File No. 333-205277

Dear Mr. Allen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to be a shell company, as defined in Rule 405. In particular, we note that you appear to have nominal operations and nominal assets. Please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also describe the potential impact on your ability to attract additional capital. Alternatively, provide us with a detailed analysis addressing why the individual factors set forth in the definition of the term shell company are not applicable to you.

2.   We note that you are registering the offer and resale of 42,106,460 shares of common stock previously issued or to be issued upon conversion of outstanding warrants. Non-affiliates of the company appear to hold 75,526,419 shares of your common stock. Based

on the number of shares being registered relative to the number of shares of common stock held by non-affiliates, it appears that the purported secondary offering by these persons may be a primary offering under Rule 415(a)(1)(x) of the Securities Act and that they are distributing the securities on the company's behalf. As such, please revise to identify these persons as underwriters in the prospectus. In addition, since you are not eligible to rely on Rule 415(a)(1)(x) of Regulation C, the offering by the underwriters must be conducted at a fixed price for the duration of the offering. See Rule 415(a)(4). Please revise accordingly. Alternatively, provide a detailed analysis as to why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website.

3.   We note your disclosure in Note 4 to your financial statements that "[t]he Company redirected its focus from its e-commerce marketplace efforts to its transaction verification services business during the third quarter and fourth quarter in 2014." Please review and revise your filing to ensure that this strategic decision and its resulting implications for your business are fully and clearly described throughout your filing, including, but not limited to the summary and business discussions as well as MD&A.

4.   With respect to every third-party statement in your prospectus, such as the statistics provided by Bitcoin Foundation and Blockchain.info, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Lastly, please tell us whether any of the reports were prepared for you.

5.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Facing Page

Calculation of Registration Fee

6.   We note reference to price adjustment and anti-dilution features in your descriptions of recent warrant grants. To the extent that the common shares being registered underlie warrants that have adjustment features where the exercise price adjusts if the company sells shares at a price lower than the warrant exercise price, please confirm to us your understanding that additional issuances pursuant to such warrant agreements would not be covered by Rule 416(a) and will require a separate registration statement and fee.

Cover Page

7.   Please revise to disclose that this offering constitutes you initial public offering and clarify that you are registering the sale of common stock issued to the selling security holders as well as common stock underlying outstanding warrants exercisable at varying prices. In addition, to comply with Rule 421(d), please eliminate the multiple parenthetical phrases from the cover page. Refer to Item 502 of Regulation S-K.

Prospectus Summary

Our Business, page 4

8.   Please expand your disclosure here or elsewhere in the summary to briefly discuss your history of net losses for the periods presented.

Transaction Verification Service Business, page 4

9.   You prominently present data on the technical capacity of your facilities, and state that your new facility is anticipated to handle over 10 megawatts (mw) of power and can potentially house up to 40,000 TH/s of mining servers. Yet you do not provide context for this information that would allow investors to compare this data with that of your competitors or with any industry standard. Please revise to provide context to this disclosure or relocate such disclosure to portions of your document where you discuss the technical requirements of your business.

10.   You state that your marketplace offers 250,000 "curated" products. Please clarify here and in Business the process by which you curate your product list and whether this entails each product being evaluated by your staff.

11.   Please tell us what consideration you gave to expanding your disclosure here and in your business section to describe with specificity your fee structure for affiliates and non-affiliates.

E-commerce Marketplace, page 5

12.   You state that you currently operate a beta e-commerce marketplace. Please revise to describe with more detail the operational status of your marketplace. Ensure that you include similar disclosures in your business section.

Recent Developments, page 5

13.   You state that in 2015 you issued common stock to Sichenzia Ross Friedman Ference LLP, pursuant to certain conversion agreements for settling outstanding legal fee balances. You also indicate that Sichenzia Ross Friedman Ference will be opining on the

validity of the securities being offered in this transaction.   Accordingly, please tell us why you believe such interest is not required to be disclosure pursuant to Item 509 of Regulation S-K.

Summary of the Offering, page 10

14.   Please explain your basis for assuming that the 22,116,684 of shares issuable upon exercise of warrants will be outstanding following this offering.

Risk Factors, page 11

15.   Expand your risk factor disclosures to include a separately captioned risk factor discussing your history of net losses, or tell us why you believe that such a risk factor is not required.

16.   We note your disclosure on page 61 that as with other currencies, bitcoins can be used to purchase illegal goods or fund illicit activities. We also note your reference on the same page to Silk Road. Tell us whether you considered expanding your disclosure in this section to address risks pertaining to whether your ecommerce site could be utilized to facilitate illegal purchases or transactions. Also disclose in your business section whether you have adopted any policies or controls with respect to the products sold by third-parties on your marketplace.

17.   Please add a separately captioned risk factor disclosing the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. In addition, disclose the minimum additional dollar amount you will require to fund your business activities for the next 12 months.

The loss of key personnel, particularly Charles Allen, our Chairman …," page 11

18.   We note disclosures in Mr. Allen's professional biography on page 67, indicating that Mr. Allen currently serves as an officer for other entities, such as Allen Consulting, LLC. Please add a risk factor that discusses the possible conflicts of interests involving your CEO and whether you have a policy in place to resolve such conflicts.

Lack of experience as officers of publicly-traded companies …, page 13

19.   You state that if you are unable to comply with the Sarbanes-Oxley Act's internal control requirements, you may not be able to obtain the independent auditor certifications that Sarbanes-Oxley Act requires publicly-traded companies to obtain. However, as a smaller reporting company you will not be required to obtain an auditor attestation with respect to management's conclusion about the effectiveness of internal controls over financial reporting, for so long as you remain a smaller reporting company. Please revise your disclosure accordingly or advise.

If we fail to establish and maintain an effective system of internal control …, page 13

20.   You state that during your assessment of the effectiveness of internal control over financial reporting as of March 31, 2015, management identified a significant deficiency "related to presence of weakness in our disclosure control and procedure resulting from limited internal audit functions." Please revise the caption of this risk factor to state clearly that you identified a deficiency in your internal control over financial reporting. In addition, in an appropriate location, include a more detailed discussion of the remedial steps you intend to take to address the weakness and of the material costs, if any.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

21.   The disclosure in your overview is repetitive of the disclosure in your summary and business sections. Please consider revising your disclosure in this section to address instead how you earn revenues and income and generate cash, to identify the key opportunities, challenges and risks you face as well as to discuss any known material trends and uncertainties and their impact on your business. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.A of Release No. 33-8350.

22.   We note your disclosure on page 43, where you state that "over time it is anticipated that the rewarded value of adding a block to the Blockchain will decrease, and we expect to charge transaction fees to verify transactions." Tell us what consideration you gave to discussing in your overview the challenges resulting from this anticipated trend.

Results of Operations for the Year Ended December 31, 2014 and for the Period from July 28, 2013 (Inception) Through December 31, 2013, page 41

23.   We note that for the year ended December 31, 2014, the company earned $20,405 in processing fees from e-commerce transactions from your BTCS marketplace website. Please clarify the currency in which these transactions were processed (e.g., U.S. dollar, bitcoin, dogecoin). In addition, considering the company's refocus from its e-commerce marketplace business to its transaction verification services business, as noted on page F-7, tell us whether you expect to continue to earn revenues from the e-commerce transactions verification services business in the future.

24.   Please explain further how you generate revenues from your transaction services
        business. In your response, tell us the number of transactions processed and the average
        fee per transaction during fiscal 2014 and the interim period to date in fiscal 2015. Also,
        clarify whether the amounts recorded in revenue during these periods represent fees
        earned by the company for the successful mining of bitcoin on a customer's behalf, or
        whether these amounts represent successful bitcoin mining performed by the company on
        its own behalf.

Liquidity and Capital Resources, page 42

25.   Please revise to disclose the monthly lease payments due on the 83,000 square foot
        facility in North Carolina. Also, revise to more fully describe, and quantify, the leasehold
        improvements and capital expenditures that will be required in order to fully implement
        your transaction verification service business plan. In addition, disclose the monthly
        electricity costs that you expect to incur once you are fully operational.

Business, page 45

26.   This section contains lengthy descriptions of the market of bitcoins relative to the
        portions of your discussion describing your business. Your business discussion should be
        specifically tailored to your business focus and should describe your industry insofar as it
        is relevant to an understanding of your business plan. Please revise to refocus the
        presentation in this section on your current business and opportunity.

27.   You provide information on the growth of the Bitcoin Network's total hashrate on page
        52, and the historical price of bitcoins on page 57. Revise the narrative presentations
        accompanying the graphs in this section to clarify how the information in the graphs
        relates to your business opportunity.

Government Oversight, page 61

28.   You provide information on regulatory responses to the emergence of bitcoins, however,
        much of the information presented is from 2014. To the extent that more recent
        information is available regarding how the referenced financial regulatory agencies
        intend to regulate bitcoins and bitcoin-related companies, ensure that you update this
        section to incorporate this information.

Executive Compensation, page 69

29.   Please explain to us how you determined that you had only two named executive officers
        for fiscal 2014. In this regard, we note that Mr. Sidie is described as your Chief
        Technology Officer on page 71. Refer to Item 402(m)(2)(ii) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 74

30.   Please revise your disclosure in this section to present together all of the information relating to a single transaction rather than presenting the information in chronological order. For instance, It appears that you discuss payments on the January 19, 2015 Handerhan Note in three separate paragraphs. In addition, where a loan has been paid in full, please include language clarifying this.

Related Person Transactions, page 75

31.   Please disclose how you determined the dollar value of the mining hardware Mr. Allen sold to you in exchange for payment. Refer to Item 404(a)(6) of Regulation S-K.

Related Person Transactions with Previous Management, page 75

32.   We note that you have not disclosed the financial terms of the transactions with Kamron Inc. and ASB Trading that occurred in 2013. Please revise your disclosure to provide this information. Refer to Instruction 2 to Item 404(d) of Regulation S-K.

Selling Shareholders, page 77

33.   Footnote 32 states that "[e]ach of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities." Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G.

Recent Sales of Unregistered Securities, page 87

34.   Please revise your disclosure to state the facts relied upon to make the claimed exemption available for each transaction, and disclose the total number of unaccredited investors who participated in each transaction. Refer to Item 701 of Regulation S-K.

Exhibits, page 90

35.   We note that you have incorporated by reference certain promissory notes that have not been executed. For example, exhibit numbers 10.23, 10.45, and 10.49 do not appear to have been executed and are filed as "form of" agreements. Please file executed copies of these agreements with your next amendment. Additionally, to the extent you are relying on Instruction 2 to Item 601 of Regulation S-K in filing "form of" exhibits for these or other documents, ensure that you provide a schedule containing the information required by that instruction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Harvey Kesner, Esq.
     Sichenzia Ross Friedman Ference LLP